# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BTQ Technologies Corp., CIK 0001821866
CUSIP: 055869101
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 700 West Georgia Street, Suite 2500,, Vancouver, British Columbia Canada (A1), V7Y 1B3
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002121742

## Reporting persons
- Olivier Roussy Newton: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 42,917,500; shared voting power 20,000; sole dispositive power 42,917,500; shared dispositive power 20,000; aggregate amount beneficially owned 42,937,500 (30.4% of the class)

## Item 1. Issuer
Name of issuer: BTQ Technologies Corp.
Address of issuer's principal executive offices: 700 West Georgia Street, Suite 2500, Vancouver A1 V7Y 1B3

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Olivier Roussy Newton (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is Blasenbergstrasse 14, Zug, Zug, Switzerland, 6300.
Citizenship: The Reporting Person is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Common Shares of the Issuer as of September 30, 2025, based upon 141,303,430 shares of Common Shares outstanding as of March 18, 2026, as provided by the Issuer.

The Reporting Person may be deemed to beneficially own 42,937,500 Common Shares, which includes (i) 42,917,500 Common Shares which are held directly and (ii) 20,000 shares held by an independent family foundation, of which the Reporting Person may be deemed to share beneficial ownership, but of which the Reporting Person disclaims beneficial ownership.
Percent of class: 30.4%
Sole power to vote or to direct the vote: 42,917,500
Shared power to vote or to direct the vote: 20,000
Sole power to dispose or to direct the disposition: 42,917,500
Shared power to dispose or to direct the disposition: 20,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Olivier Roussy Newton: /s/ Olivier Roussy Newton, Olivier Roussy Newton (04/22/2026)